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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of
 BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive Florham Park, NJ 07932 (973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).
**
Calculated as 0.0107% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 7 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, and 6 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented as follows:

  "On February 22, 2006, Parent held a conference call with investors to announce its fourth quarter earnings. The transcript of this investor conference call is filed herewith as Exhibit (a)(17). On February 22, 2006, Parent also held a conference call with the media to announce its fourth quarter earnings. The transcript of this media conference call is filed herewith as Exhibit (a)(18). The speeches prepared for the analyst call are filed herewith as Exhibits (a)(19) and (a)(20) and the related analyst presentations are filed herewith as Exhibits (a)(21) and (a)(22)."

Section 15—Certain Legal Matters and Regulatory Approvals—of the Offer to Purchase is hereby amended and supplemented as follows:

        The following sentence is hereby added to the end of the eighth paragraph of Section 15 of the Offer to Purchase:

  "On February 23, 2006, Parent received clearance under the EU Merger Regulation for the acquisition from the European Commission, which concluded that the Offer is compatible with the common market, satisfying the EU Merger Regulation Condition to the Offer."

Item 12. Material to Be Filed as Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*

2

(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.
(a)(23)	Press Release issued by Parent on February 23, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

3

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

4

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JUERGEN HAMBRECHT Name: Dr. Juergen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

5

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 9, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 9, 2006.*
(a)(8)	Press Release issued by Parent on January 9, 2006.*
(a)(9)	Press Release issued by Parent on January 3, 2006.*
(a)(10)	Analyst presentation, dated January 3, 2006.*
(a)(11)	Text of email to U.S. employees of BASF Aktiengesellschaft, dated January 3, 2006.*
(a)(12)	Transcript of Conference Call, dated January 3, 2006.*
(a)(13)	Transcript of Interview with Dr. Kurt Bock.*
(a)(14)	Press Release issued by Parent on January 24, 2006.*
(a)(15)	Press Release issued by Parent on January 27, 2006.*
(a)(16)	Press Release issued by Parent on February 6, 2006.*
(a)(17)	Transcript of Analyst Conference Call, dated February 22, 2006.
(a)(18)	Transcript of Media Conference Call, dated February 22, 2006.
(a)(19)	Speech by Dr. Jürgen Hambrecht, dated February 22, 2006.
(a)(20)	Speech by Dr. Kurt Bock, dated February 22, 2006.
(a)(21)	Analyst presentation by Dr. Jürgen Hambrecht, dated February 22, 2006.
(a)(22)	Analyst presentation by Dr. Kurt Bock, dated February 22, 2006.
(a)(23)	Press Release issued by Parent on February 23, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed

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EXHIBIT INDEX